FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS COMPLETES AMENDMENT TO SIRPaFc
LICENSE AGREEMENT

•	Trillium to issue C$3 million of common shares to retire sublicense revenue sharing provision

TORONTO, June 15, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has entered into a Second Amended and Restated License Agreement (the “Agreement”) with University Health Network and The Hospital for Sick Children (the “Licensors”). Under the Agreement, the sublicense revenue sharing provisions were removed in return for a payment to the Licensors of C$3 million in the form of 369,621 common shares. Pursuant to applicable securities laws, the common shares issued will be subject to a four month hold period.

Under the original license agreement, Trillium was required to pay to the Licensors 20% of the first C$50 million of sublicensing revenues, and to pay 15% of any additional sublicensing revenues over C$50 million. On the issuance of the C$3 million of common shares, Trillium will retain 100% of any potential future sublicense revenues, other than royalties on net sales.

For the purposes of TSX approval, the Company has relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. Trillium has two active TTI-621 clinical trials: A phase 1 study evaluating intravenous dosing of SIRPaFc in patients with advanced cancer (NCT02663518), and a phase 1 study evaluating direct intratumoral injections in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. A phase 1 clinical trial (NCT03530683) evaluating intravenous dosing of TTI-622, an IgG4 SIRPaFc fusion protein, in patients with relapsed or refractory lymphoma or myeloma is underway. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.
For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium’s ability to obtain requisite approvals, including approval of the Toronto Stock Exchange and the NASDAQ Stock Market, for the issuance of common shares and its ability to complete the issuance of the common shares. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium’s Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com